[LETTERHEAD OF LORD BISSELL & BROOK, LLP]

January 31, 2005	David R. Decker 213.687.6778 Fax: 213.341.6778 ddecker@lordbissell.com

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	CardioVascular BioTherapeutics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Registration No. 333-119199

Ladies and Gentlemen:

Enclosed for filing on behalf of CardioVascular BioTherapeutics, Inc., Amendment No. 3 to the Registrant’s Registration Statement on Form S-1. A copy of the manually signed amendment will be maintained on file at the Registrant for five years. In order to assist the Division of Corporation Finance’s review of Amendment No. 3, we wish to provide the following responses to comments raised in the Staff letter, dated January 28, 2005, from Jeffrey Reidler, Assistant Director, to Daniel C. Montano, Chief Executive Officer of the Registrant.

The balance of this letter is organized in accordance with captions set forth in Mr. Reidler’s letter. By overnight courier, we are also providing five courtesy copies of the Amendment marked to show changes. The location of the responses to the comments will be annotated in the margin of the courtesy copies of the Amendment. Unless otherwise noted, all page references are to pages contained in the Prospectus which is a part of the Amendment. Use of “we” or “our” in the responses to comments refers to the Registrant.

Prospectus Summary, page 1

1.	We note your response to comment 3. Has the FDA given you any indication as to whether or not they are likely to consent to your request to proceed directly to a Phase III pivotal study? If they have not then please revise here and throughout your document to clarify that it is not likely that the FDA will approve your request.

We have revised pages 1, 37 and 46 to be responsive to this comment.

Our FDA consultants have indicated to us that going straight to Phase III trials is possible in cases where the drug meets a current unmet medical need. We believe Cardio Vascu-Grow™ meets that standard. We have

[LETTERHEAD OF LORD BISSELL & BROOK, LLP]

Securities and Exchange Commission

January 31, 2005

informally discussed such a process with the FDA by telephone and the FDA was non-committal. But it did not say NO. They indicated that they would review our request at the completion of our present trial. Thus, we believe it is inaccurate to state that it is likely that the FDA will reject our request. However, we have added language to the effect that we have no indication that our application to go directly to Phase III trials will be received favorably.

If we are unable to retain and recruit qualified scientists it will delay . . ., page 9

2.	We note the revised disclosure stating you have “one scientist employee and twelve scientists under month to month contracts.” You then state two members of your management, Dr. Stegmann and Dr. Jacobs, are among these twelve scientists. Please clarify the status of these two individuals. Clarify how you consider them to be management but not employees. Since you have only one scientist employee, it would seem you may be substantially dependent upon this employee. Identify this one employee, file this employee’s employment agreement, and discuss its material terms in an appropriate section of your document or provide a supplemental explanation as to why you believe you are not substantially dependent on the employee.

We have clarified the status of the referenced individuals at page 9. We have removed reference to their status as part of management as not necessary to this disclosure. We note, however, there is no requirement that one be an employee to be a member of management. Neither Mr. Jacobs nor Dr. Stegmann serve under any written contract. Their compensation is disclosed on page 52.

Prior activities of our Chief Executive Officer . . ., page 9

3.	We note your response to comment 4. Please file the voting agreement as an exhibit to the registration statement.

The voting agreement is filed with this Amendment as Exhibit 10.16.

Capitalization, page 21

4.	We noted your response to our prior comment 6. It appears that the Pro Forma total stockholders’ equity (deficit) should be $(2,235,765). Please advise or revise.

We have revised page 21 to correct this disclosure.

Patents and Proprietary Technology, page 44

5.	We reissue comment 14 in part. Please state whether you enter into joint ownership agreements with parties other than Phage that are conducting research on your behalf.

We have added disclosure to page 44 to reflect that there are no joint ownership agreements similar to our agreement with Phage, but that we might enter into such agreements in the future.

[LETTERHEAD OF LORD BISSELL & BROOK, LLP]

Securities and Exchange Commission

January 31, 2005

Financial Statements

Statements of Cash Flow, page F-6

6.	It appears that the amounts with related parties of $6.24 million from inception to September 30, 2004 should equal $6.8 million based on the information disclosed for the period from March 11, 1998 to December 31, 2003 and the nine months ended September 30, 2004. Please advise or revise.

Page F-6 has been revised consistent with this comment.

Note 13 – Subsequent Events (Unaudited), page F-31

7.	Please consider including the conversion of notes payable and preferred stock from October 1, 2004 through January 7, 2005 as a subsequent event,

We have added conversion of notes payable and preferred stock as a subsequent event on page F-31. We have updated the disclosure throughout the document to January 12, 2005.

We believe that this letter and the accompanying Amendment No. 3 are fully responsive to the Staff’s comments. We look forward to your prompt review of the Amendment. If it would expedite your process, we would be happy to take comments by telephone. We and our underwriter are prepared to request acceleration as soon as we have heard from you that the Staff has no further comments that will require an additional amendment. We are in the process of blue skying in certain states and we would like to be effective by the end of this week.

Please feel free to contact the undersigned at 213-687-6778 (ddecker@lordbissell.com) with questions or suggestions.

Sincerely,

David R. Decker

cc:	Daniel C. Montano, CardioVascular BioTherapeutics, Inc.
Mickael A. Flaa, CardioVascular BioTherapeutics, Inc.
Kristine Lefebvre, Lord Bissell & Brook, LLP
Kenneth Koch, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
Jeffrey Schultz, Esq., Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.